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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report on Form 6-K contains a press release dated May 29, 2002 announcing "The Parties of Lattelekom arbitration have stated their claims".

SONERA CORPORATION	Stock Exchange Release May 29, 2002, 4.45 p.m.	1(1)

THE PARTIES OF LATTELEKOM ARBITRATION HAVE STATED THEIR CLAIMS

Tilts Communications A/S a wholly owned Danish subsidiary of Sonera Corporation and the Republic of Latvia have filed their main claims in the ICC Arbitration which is continuing between Tilts, the Republic of Latvia, Lattelekom SIA, Cable and Wireless plc and Sonera Corporation.

The Arbitration, which was commenced under the Arbitration Rules of the International Chamber of Commerce, arises out of an Umbrella Agreement entered into in January 1994 between Lattelekom, Tilts and the Republic of Latvia. Lattelekom is the exclusive provider of fixed line telecommunications services in the Republic of Latvia. Its shareholders are Tilts (49%) and the Republic of Latvia (51%).

Tilts claims a total of approx. LVL 87.6 million (MEUR 152) from the Republic of Latvia as compensation for losses sustained as a consequence of the shortening by the Republic of Latvia of the twenty years' exclusivity period granted to Lattelekom as the provider of fixed line telecommunications services in the Republic of Latvia, and failure by the Republic of Latvia to ensure that telecommunications tariffs were fixed at contractually agreed levels.

The Republic of Latvia has quantified counterclaims of a total of approx. LVL 599,499 million (MEUR 1,040) and reserved its right to make further claims against Tilts. These claims arise principally from the alleged failure by Tilts to digitalise the fixed line network in Latvia within the time frame specified in the Umbrella Agreement, alleged failure to procure the transfer of Sonera's shares in Latvijas Mobilais Telefons SIA (LMT) to Lattelekom, alleged failure to make certain inward investments in Latvia and other alleged breaches by Tilts of its obligations under the Umbrella Agreement.

Tilts considers that it has valid claims against the Republic of Latvia and will pursue these. It however believes that the counterclaims asserted by the Republic of Latvia are unfounded and it will vigorously defend these. The Arbitral Tribunal will rule on the claims in due course.

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighbouring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9 000 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications and IR

For further information, please contact:

Christer Nykopp, Chairman of the Board,
Tilts Communications A/S
Tel. +358 2040 54220
Distribution:
HEX
Major Media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SIGNATURES